SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Investment Technology Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46145F105
(CUSIP Number)

Rachael Clarke

Philadelphia Financial Management of San Francisco, LLC

450 Sansome Street, Suite 1500

San Francisco, California 94111

(415) 352-4463

Mark Shamia

Voce Capital Management LLC

600 Montgomery Street, Suite 210

San Francisco, California 94111

(415) 489-2600

with a copy to:

Marc Weingarten

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 18 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON BOATHOUSE ROW I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 659,230 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 659,230 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 659,230 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON BOATHOUSE ROW II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 200,515 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 200,515 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 200,515 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON BOATHOUSE ROW OFFSHORE LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 769,235 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 769,235 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 769,235 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON OC 532 OFFSHORE LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 405,274 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 405,274 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 405,274 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,034,254 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,034,254 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,034,254 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON JORDAN HYMOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,034,254 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,034,254 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,034,254 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON JUSTIN HUGHES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 50,963 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 50,963 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 50,963 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 632,575 shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 632,575 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 632,575 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 11 of 18 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 632,575 shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 632,575 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 632,575 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 12 of 18 Pages

1	NAME OF REPORTING PERSON J. DANIEL PLANTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 632,575 shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 632,575 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 632,575 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 13 of 18 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2015 (as amended, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Investment Technology Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 2, 3, 4, 5, 6, and 7 as set forth below.

As a result of the Termination of the Joint Filing and Group Agreement, dated March 4, 2016 (the “Second Termination Agreement”), the Reporting Persons have terminated their status as a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 13d-5(b)(1) promulgated thereunder with respect to the Common Stock. In connection with such termination, the beneficial ownership of each of the Voce Parties has fallen below the Schedule 13D reporting threshold and thus the Voce Parties have ceased be “reporting persons” for the purposes of Section 13(d) of the Exchange Act.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
As a result of the Second Termination Agreement, each of the Reporting Persons are no longer members of the Section 13(d) group, and the Voce Parties shall cease to be Reporting Persons immediately following the filing of this Amendment No. 1. A copy of the Second Termination Agreement is attached as Exhibit 4 to this Schedule 13D and is incorporated by reference herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $45,806,124 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

The shares of Common Stock directly owned by the Boathouse Funds and beneficially owned by Philadelphia Financial were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the shares of Common Stock directly owned by the Boathouse Funds is approximately $33,369,949, excluding brokerage commissions. The shares of Common Stock owned by the Boathouse Funds are held in accounts maintained by broker dealers in Regulation T margin accounts.

The shares of Common Stock beneficially owned by Voce Capital Management were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the shares of Common Stock beneficially owned by Voce Capital Management is approximately $11,311,884, excluding brokerage commissions.

The shares of Common Stock beneficially owned by Mr. Hughes were purchased with the funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) of trusts established for the benefit of Mr. Hughes’s family. The aggregate purchase price of the shares of Common Stock beneficially owned by Mr. Hughes is approximately $1,124,291, excluding brokerage commissions.

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 14 of 18 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
On March 4, 2016, Philadelphia Financial, Voce Capital and Mr. Hughes (collectively, the “Stockholder Group”) entered into a cooperation agreement with the Issuer (the “Second Cooperation Agreement”) whereby the parties agreed, among other things, and subject to certain conditions, that (x) the Board will: (i) no later than five business days following the execution and delivery of the Second Cooperation Agreement, increase the size of the Board to ten directors and appoint Kevin Lynch (“Mr. Lynch”) to serve as a director, and (ii) include Mr. Lynch in its slate of nominees for election as directors at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”) and solicit proxies in favor of the election of Mr. Lynch at the 2016 Annual Meeting; (y) the Stockholder Group will abide by certain customary standstill provisions, such provisions to last until the earlier of (i) the date which is 30 days prior to the last day on which notice of a stockholder’s intent to make director nominations at or bring other business before the Issuer’s 2017 annual meeting of stockholders must be submitted pursuant to the Issuer’s Amended and Restated By-laws, and (ii) such date, if any, of a breach by the Issuer in any material respects of its obligations under the Second Cooperation Agreement if such breach has not been cured within 30 days following written notice of such breach from the Stockholder Group, and (z) each member of the Stockholder Group agrees to cause all shares of Common Stock beneficially owned by it or him to be present for quorum purposes and to be voted in favor of the directors nominated by the Board for election or other business that may come before any shareholder meeting during the Standstill Period, subject to certain exceptions. The foregoing summary of the Second Cooperation Agreement is qualified in its entirety by reference to the full text of the Second Cooperation Agreement, which is attached as Exhibit 3 to this Schedule 13D and which is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety, and Item 5(e) is hereby added, as follows:

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 2,717,792 shares of Common Stock, constituting approximately 8.3% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 32,790,604 shares of Common Stock outstanding as of February 10, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 29, 2016.

(b) Each of the PFM Parties has the shared power to vote or to direct the vote or to dispose or to direct the disposition of 2,034,254 shares of Common Stock. Each of the Voce Parties has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 632,575 shares of Common Stock. Mr. Hughes has the shared power to vote or to direct the vote or to dispose or to direct the disposition of 50,963 shares of Common Stock held by trusts established for the benefit of Mr. Hughes’s family.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex A hereto and is incorporated by reference herein.

(e) As a result of the Second Termination Agreement, on March 4, 2016, the Voce Parties have ceased to be deemed the beneficial owners of more than 5% of the outstanding shares of Common Stock.

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 15 of 18 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons are parties to the Second Termination Agreement and the Second Cooperation Agreement. A copy of each of the Second Termination Agreement and the Second Cooperation Agreement is attached as Exhibit 3 and Exhibit 4, respectively, to this Schedule 13D and is incorporated by reference herein.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
3	Second Cooperation Agreement, dated March 4, 2016.
4	Second Termination Agreement, dated March 4, 2016.

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 16 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 7, 2016

BOATHOUSE ROW I, L.P.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

OC 532 OFFSHORE LTD.

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 17 of 18 Pages

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/ Rachael Clarke
Name: Rachael Clarke
Title: Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

/s/ Jordan Hymowitz
Jordan Hymowitz

/s/ Justin Hughes
Justin Hughes

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants

CUSIP No. 46145F105	SCHEDULE 13D/A	Page 18 of 18 Pages

Annex A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by each of the Reporting Persons in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions. Where the price per share reflects the average price for trades made on a particular day, the Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased or sold at each separate price.

BRI

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
01/21/16	10,629	16.54
01/22/16	(3,173)	17.02
01/25/16	(683)	17.00
01/25/16	913	16.65
03/07/16	(20,457)	20.53

BRII

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
01/21/16	3,243	16.54
01/22/16	(968)	17.02
01/25/16	(217)	17.00
01/25/16	319	16.65
03/07/16	(15,955)	20.53

BRO

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
01/21/16	12,351	16.54
01/22/16	(3,688)	17.02
01/25/16	(815)	17.00
01/25/16	1,663	16.65
03/07/16	(40,881)	20.53

OCO

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
01/05/16	(68,762)	16.51
01/16/16	(1,450)	16.51
01/21/16	4,446	16.54
01/22/16	(1,925)	17.02
03/07/16	(35,437)	20.53

Voce Capital Management

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
01/07/16	19,838	15.75
03/07/16	(38,815)	20.50